EXHIBIT 99.1

For Immediate Release	Date: March 14, 2024
24-10-TR

Teck Reports 2023 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the release of our 23rd annual Sustainability Report, highlighting our performance in 2023 and progress in key areas including climate and nature.

“At Teck, we are committed to responsibly producing the critical minerals the world needs to create a low-carbon future,” said Jonathan Price, President and CEO. “Teck is working to further strengthen our sustainability performance, including setting a goal of net zero Scope 1 and Scope 2 emissions across our operations by 2050, and being one of the first mining companies to commit to supporting a nature positive future by 2030.”

Teck’s approach to responsible mining is underpinned by a long-term sustainability strategy, which sets out goals in the areas of Health and Safety, Climate Change, Circularity, Our People, Water, Tailings Management, Communities and Indigenous Peoples, and Biodiversity and Closure.

2023 Sustainability achievements included:

•	Conserved or restored an additional 37,900 hectares in 2023, for a total of almost 52,000 hectares conserved since we launched our Nature Positive goal in 2022.
•	Provided over $32 million to support local communities and Indigenous Peoples for programs focusing on nature, climate, community wellness, education, and equity.
•	Invested $388 million through procurement from Indigenous businesses.
•	Announced agreements with shipping companies NORDEN, Canadian Pacific Kansas City and Oldendorff Carriers intended to reduce CO2 emissions in our steelmaking coal supply chain through innovative technology, in line with our ambition to achieve net-zero Scope 3 emissions by 2050.
•	Achieved capacity to treat 77.5 million litres of water per day at our steelmaking coal operations as part of the Elk Valley Water Quality Plan.
•	Focused on environmental responsibility at our expanded Quebrada Blanca (QB) Operations, including securing 100% renewable power, and implementing the first large-scale use of desalinated seawater in place of freshwater for mining in the Tarapacá Region of Chile.

Teck’s 2023 Sustainability Report and Annual Report are available on our website. Other reports available from Teck including our Economic Contribution Report and the TCFD-aligned Climate Change Outlook 2021 report, are also available on the Disclosure Portal.

In 2023, our Trail Operations became the first stand-alone zinc processing facility to achieve Zinc Mark verification under the Copper Mark program and, in February 2024, our Red Dog Operations was awarded the Zinc Mark. Our QB and Carmen de Andacollo Operations also achieved Copper Mark in

2023, in recognition of environmentally and socially responsible production practices. As a result, all of Teck’s managed base metals operations are now verified and recognized through Copper Mark for strong environmental and social performance.

In 2023, Teck was named to the S&P Dow Jones Sustainability World Index in 2023 for the 14th consecutive year, indicating we are in the top 10 percent of the largest 2,500 companies in the S&P Global Broad Market Index based on long-term economic, environmental, and social criteria. Additionally, Teck was recognized as one of the 2023 Global 100 Most Sustainable Corporations by Corporate Knights, maintained its AA rating from MSCI, and was recognized by Morningstar Sustainalytics as an ESG Industry Top-Rated company.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to long- and short-term sustainability goals and strategy, including statements relating to our commitment to achieve net zero greenhouse gas emissions, our commitment to become a nature positive company by 2030, including our intention to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities, the actions we intend to take to achieve those commitments, and the expected impact or effect of those actions; and our expectation of reduced CO2 emissions in our steelmaking coal supply chain for shipments handled by NORDEN, Canadian Pacific Kansas City, and Oldendorff Carriers.

The forward-looking statements in this report are based on a number of assumptions that are inherently uncertain and difficult to predict, including but not limited to expectations and assumptions concerning: the development, availability, performance and effectiveness of technologies needed to achieve our sustainability goals and priorities; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; performance of new technologies in accordance with our expectations; the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; our ability to achieve our climate and nature positive goals and the longer term impacts of those goals on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions.

Factors that may cause actual results to vary include, but are not limited to actual climate change and biodiversity consequences, adequate technology not being available on adequate terms, unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy, and changes in commodity prices or general economic conditions. We caution you

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that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control.  Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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